

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

William Roberts
Co-Chief Executive Officer
Iris Energy Ltd
Level 12, 44 Market Street
Sydney, NSW 2000 Australia

      **Re:  Iris Energy Ltd**
          **Registration Statement on Form F-3**
          **Filed May 15, 2024**
          **File No. 333-279427**

Dear William Roberts:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Crypto Assets